Exhibit 99.1

PRESS RELEASE Brussels, 14 January 2013 – 1 / 3

The enclosed information constitutes regulated information as defined in the Belgian Royal Decree of 14 November 2007 regarding the duties of issuers of financial instruments which have been admitted for trading on a regulated market.

Access to this press release is granted on the condition that you have read, understood and accepted the following terms.

Access to this press release is restricted to (a) persons who have professional experience in matters relating to investments falling within Article 19(1) of the UK Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (b) high net worth entities falling within Article 49(1) of the Order, and other persons to whom it may otherwise lawfully be communicated, (all such persons together being referred to as “relevant persons”). The notes are available only to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such notes will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this press release or any of its contents.

Anheuser-Busch InBev Announces Pricing of USD 4,000,000,000 consisting of 0.800 % Notes due 2016, 1.250 % Notes due 2018, 2.625 % Notes due 2023 and 4.000 % Notes due 2043

Anheuser-Busch InBev Finance Inc. (“ABIFI” or the “Issuer”), a subsidiary of Anheuser-Busch InBev SA/NV (“AB InBev”) (Euronext: ABI) (NYSE: BUD), announced today that it has completed the pricing of USD 4,000,000,000 aggregate principal amount of bonds, consisting of USD 1,000,000,000 aggregate principal amount of fixed rate notes due 2016, USD 1,000,000,000 aggregate principal amount of fixed rate notes due 2018, USD 1,250,000,000 aggregate principal amount of fixed rate notes due 2023 and USD 750,000,000 aggregate principal amount of fixed rate notes due 2043. The notes will bear interest at an annual rate of 0.800 % for the 2016 notes, 1.250 % for the 2018 notes, 2.625 % for the 2023 notes and 4.000 % for the 2043 notes. The notes will mature on 15 January 2016 in the case of the 2016 notes, on 17 January 2018 in the case of the 2018 notes, on 17 January 2023 in the case of the 2023 notes and 17 January 2043 in the case of the 2043 notes. The issuance is expected to close on 17 January 2013 subject to customary closing conditions.

The notes will be issued by ABIFI and will be fully, unconditionally and irrevocably guaranteed by AB InBev, Brandbrew S.A., Brandbev S.à r.l., Cobrew NV/SA, Anheuser-Busch InBev Worldwide Inc. and Anheuser-Busch Companies, LLC. The Notes will be senior unsecured obligations of the Issuer and will rank equally with all other existing and future unsecured and unsubordinated debt obligations of the Issuer.

The notes are denominated in U.S. dollars, and both principal and interest will be paid in U.S. dollars as further described in the preliminary prospectus supplement dated 14 January 2013 filed with the U.S. Securities and Exchange Commission (the “SEC”) and available on www.sec.gov. Interest will be paid semi-annually in arrears on 15 January and 15 July, starting on 15 July 2013 for the 2016 notes and on 17 January and 17 July, starting on 17 July 2013 for the 2018, 2023 and 2043 notes.

The net proceeds of the offering will be used for general corporate purposes. The notes were offered as a registered offering under AB InBev’s shelf registration statement filed on Form F-3 with the SEC on 21 December 2012.

PRESS RELEASE Brussels, 14 January 2013 – 2 / 3

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Any offer of securities will be made by means of the prospectus supplement and accompanying prospectus relating to the offering. Copies of the prospectus and prospectus supplement, and any other documents the Issuer has filed with the SEC containing more complete information about the Issuer and this offering may be obtained, free of charge, by visiting Anheuser-Busch InBev SA/NV on the SEC web site at www.sec.gov, or by requesting copies from Anheuser-Busch InBev SA/NV in writing or by telephone to +1-212-573-4365. Alternatively, a copy of the prospectus relating to the offering may be obtained by contacting Merrill Lynch, Pierce, Fenner & Smith Incorporated, Attn: Prospectus Department, 222 Broadway, 7th Floor, New York, NY 10038 or by phone at 1-800-294-1322 or by email at dg.prospectus_requests@baml.com; or by contacting Barclays Capital Inc., c./o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717 or by telephone at 1-888-603-5847 or by email at barclaysprospectus@broadridge.com; or by contacting Deutsche Bank Securities Inc., Attn.: Prospectus Group, 60 Wall Street , New York, NY 10005-2836 or by email at prospectus.CPDG@db.com or by phone at 1-800-503-4611; or by contacting J.P. Morgan Securities LLC, Attn: Investment Grade Syndicate Desk, 383 Madison Ave., New York, NY 10179 or by phone at 1-212-834-4533 (collect); or by contacting RBS Securities Inc., Attn: Syndicate, 600 Washington Blvd., Stamford, CT 06901 or by phone at 1-866-884-2071.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy the notes, nor shall there be any sale of these notes in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Disclaimer:

This release contains certain forward-looking statements reflecting the current views of the management of Anheuser-Busch InBev with respect to, among other things, Anheuser-Busch InBev’s strategic objectives. These statements involve risks and uncertainties. The ability of Anheuser-Busch InBev to achieve these objectives is dependent on many factors some of which may be outside of management’s control. By their nature, forward-looking statements involve risk and uncertainty because they reflect Anheuser-Busch InBev’s current expectations and assumptions as to future events and circumstances that may not prove accurate. The actual results could differ materially from those anticipated in the forward-looking statements for many reasons including the risks described under Item 3.D of Anheuser-Busch InBev’s Annual Report on Form 20-F filed with the US Securities and Exchange Commission on 13 April 2012. Anheuser-Busch InBev cannot assure you that the future results, level of activity, performance or achievements of Anheuser-Busch InBev will meet the expectations reflected in the forward-looking statements. Anheuser-Busch InBev disclaims any obligation to update any of these statements after the date of this release.

PRESS RELEASE Brussels, 14 January 2013 – 3 / 3

About Anheuser-Busch InBev

Anheuser-Busch InBev is a publicly traded company (Euronext: ABI) based in Leuven, Belgium, with an American Depositary Receipt secondary listing on the New York Stock Exchange (NYSE: BUD). It is the leading global brewer and one of the world’s top five consumer products companies. Beer, the original social network, has been bringing people together for thousands of years and our portfolio of well over 200 beer brands continues to forge strong connections with consumers. We invest the majority of our brand-building resources on our Focus Brands – those with the greatest growth potential such as global brands Budweiser®, Stella Artois® and Beck’s®, alongside Leffe®, Hoegaarden®, Bud Light®, Skol®, Brahma®, Antarctica®, Quilmes®, Michelob Ultra®, Harbin®, Sedrin®, Klinskoye®, Sibirskaya Korona®, Chernigivske®, Hasseröder® and Jupiler®. In addition, the company owns a 50 percent equity interest in the operating subsidiary of Grupo Modelo, Mexico’s leading brewer and owner of the global Corona® brand. AB InBev’s dedication to heritage and quality originates from the Den Hoorn brewery in Leuven, Belgium dating back to 1366 and the pioneering spirit of the Anheuser & Co brewery, with origins in St. Louis, USA since 1852. Geographically diversified with a balanced exposure to developed and developing markets, AB InBev leverages the collective strengths of its approximately 116,000 employees based in 23 countries worldwide. In 2011, AB InBev realized 39.0 billion USD revenue. The company strives to be the Best Beer Company in a Better World. For more information, please visit: www.ab-inbev.com.

Anheuser-Busch InBev Contacts:

Media	Investors

Marianne Amssoms Tel: +1-212-573-9281 E-mail: marianne.amssoms@ab-inbev.com	Graham Staley Tel: +1-212-573-4365 E-mail: graham.staley@ab-inbev.com

Karen Couck Tel: +32-16-27-69-65 E-mail: karen.couck@ab-inbev.com	Thelke Gerdes Tel: +32-16-27-68-88 E-mail: thelke.gerdes@ab-inbev.com

Laura Vallis Tel: +1-212-573-9283 E-mail: laura.vallis@ab-inbev.com	Christina Caspersen Tel: +1-212-573-4376 E-mail: christina.caspersen@ab-inbev.com